SC 13G 1 dsc13g.htm SCHEDULE 13G

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934


VISIONCHINA MEDIA, INC.

(Name of Issuer)

AMERICAN DEPOSITORY RECEIPT

(Title of Class of Securities)

92833U103

(CUSIP Number)

December 29, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is file:
  Rule 13d-1(b)
x Rule 13d-1(c)
  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person"s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 92833U103

13G

Page 2 of 8 pages






  1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)







            Hamon Asset Management Limited ("HAML")


  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP



(a)  X




(b)


  3.

SEC USE ONLY







  4.

CITIZENSHIP OR PLACE OF ORGANIZATION




            Hong Kong






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH

  5.    SOLE VOTING POWER





                493,300


  6.    SHARED VOTING POWER





                -0-


  7.    SOLE DISPOSITIVE POWER





               493,300


  8.    SHARED DISPOSITIVE POWER





                -0-

  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON







              493,300


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES







11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




            0.48%


12.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)




            CO





CUSIP No. 92833U103

13G

Page 3 of 8 pages






  1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)







            The Hamon Investment Group Pte Limited ("HIG")


  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)




(a)  X




(b)


  3.

SEC USE ONLY







  4.

CITIZENSHIP OR PLACE OF ORGANIZATION




            Singapore






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

  5.    SOLE VOTING POWER





                493,300


  6.    SHARED VOTING POWER





                -0-


  7.    SOLE DISPOSITIVE POWER





                493,300


  8.    SHARED DISPOSITIVE POWER





                -0-






  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON







            493,300


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES







11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9




            0.48%


12.

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)




            HC





CUSIP No. 92833U103

13G

Page 4 of 8 pages

Item 1

(a).

Name of Issuer:








VisionChina Media, Inc. (the "Issuer")




Item 1

(b).

Address of Issuer's Principal Executive Offices:








1/F Block No.7 Champs Elysees, Nongyuan Rd, Futian, Shenzhen 518040, PRC




Item 2

(a).

Name of Person Filing:


This statement is being filed with respect to the ADR of the Issuer directly owned by entities of which we act as investment manager.













(i)

HAML, investment manager of the entities;














(ii)

HIG, parent holding company of HAML; and















HAML and HIG are sometimes
a) individually referred to herein as a "Reporting Person" and
b) collectively as the "Reporting Persons."








Item 2

(b).

Address of Principal Business Office or, if None, Residence:








Address for Reporting Persons:
c/o Hamon Asset Management Limited
3510-3515 Jardine House
1 Connaught Place
Central
Hong Kong









Item 2

(c).

Citizenship:








HAML - Hong Kong

HIG - Singapore









Item 2

(d).

Title of Class of Securities:








American Depository Receipt ("ADR")




Item 2

(e).

CUSIP Number: 92833U103




Item 3.

Not applicable.





CUSIP No. 92833U103

13G

Page 5 of 8 pages

Item 4.

Ownership.






For Reporting Persons:






(a)

Amount beneficially owned: 493,300 shares of ADR






(b)

Percent of class: 0.48%






(c)

Number of shares as to which such person has:








(i)

Sole power to vote or to direct the vote:










493,300








(ii)

Shared power to vote or to direct the vote:










-0-








(iii)

Sole power to dispose or to direct the disposition of:










493,300








(iv)

Shared power to dispose or to direct the disposition of:










-0-







Item 5.

Ownership of Five Percent or Less of a Class.




X


Item 6.

Ownership of More than Five Percent on Behalf of Another Person.




Not applicable.






Item 7.

Subsidiary Reported on by the Parent Holding Company.


Not applicable.




Item 8.

Identification and Classification of Members of the Group.






Not applicable.




Item 9.

Notice of Dissolution of Group.






Not applicable.




Item 10.

Certification.






By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







CUSIP No. 92833U103

13G

Page 6 of 8 pages
SIGNATURE
After reasonable inquiry and
to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 4, 2012
Date

HAMON ASSET MANAGEMENT LIMITED

/s/ Edmond Wong
Signature

Edmond Wong, Authorized Signatory
Name/Title

THE HAMON INVESTMENT GROUP PTE LIMITED

/s/ Hugh A. Simon
Signature

Hugh A. Simon, Authorized Signatory
Name/Title








CUSIP No. 92833U103

13G

Page 7 of 8 pages
EXHIBIT INDEX




Exhibit 1.

Joint Filing Agreement as required by Rule 13d-1(k)(1)






CUSIP No. 92833U103

13G

Page 8 of 8 Pages
Exhibit 1
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

January 4, 2012
Date

HAMON ASSET MANAGEMENT LIMITED

/s/ Edmond Wong
Signature

Edmond Wong, Authorized Signatory
Name/Title

THE HAMON INVESTMENT GROUP PTE LIMITED

/s/ Hugh A. Simon
Signature

Hugh A. Simon, Authorized Signatory
Name/Title